Sandler O’Neill & Partners, L.P.

Raymond James & Associates, Inc.

as Representatives of the Underwriters

c/o Sandler O’Neill & Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, New York 10020

June 25, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

RE:	Silvercrest Asset Management Group Inc.

Registration Statement on Form S-1

SEC File No. 333-188005

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as representatives of the underwriters, hereby join with Silvercrest Asset Management Group Inc.’s (the “Company”) request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on June 26, 2013 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated June 17, 2013 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s Class A Common Stock commenced June 17, 2013. Approximately one thousand seventy-eight (1,078) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since June 17, 2013.

[signature page follows]

Very truly yours,

SANDLER O’NEILL & PARTNERS, L.P.,

as representatives of the several Underwriters

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ ROBERT KLEINERT
	Name:	Robert Kleinert
	Title:	An Officer of the Corporation

RAYMOND JAMES & ASSOCIATES, INC.,

as representatives of the several Underwriters

By:	/s/ DOUG SECORD
	Name:	Doug Secord
	Title:	Senior Vice President

[Signature Page to Acceleration Request Letter]